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08027583

Mail Processing Section
FEB 28 2008
Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grubb & Ellis Securities, Inc. (fka NNN Capital Corp.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 700
(No. and Street)

Santa Ana (City) CA (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin K. Hull (714) 667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Ste. 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, Kevin K. Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grubb & Ellis Securities, Inc. (fka NNN Capital Corp.), as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On February 19, 2008 before me, Debbie A. Polen, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Kevin K. Hull
Name(s) of Signer(s)

DEBBIE A. POLEN
Commission # 1550661
Notary Public - California
Riverside County
My Comm. Expires Feb 6, 2009

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Debbie A. Polen
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5

Document Date: — Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
- ☐ Individual
- ☑ Corporate Officer — Title(s): President & CEO
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing: Grubb + Ellis Securities

RIGHT THUMBPRINT OF SIGNER
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Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

GRUBB & ELLIS SECURITIES, INC (F.K.A. NNN CAPITAL CORP.)

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2007

PKF

GRUBB & ELLIS SECURITIES, INC (F.K.A. NNN CAPITAL CORP.)
DECEMBER 31, 2007

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.)
Santa Ana, California

We have audited the accompanying statement of financial condition of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
February 19, 2008

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

The PKF International Association is an association of legally independent firms.

GRUBB & ELLIS SECURITIES, INC (F.K.A. NNN CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	5,175,709
Receivables:		
Commission and due diligence receivable from affiliated entities		445,492
Other receivables		3,137
Total receivables		448,629
Prepaid expenses		370,154
Deferred tax assets (Note 7)		115,061
Goodwill (Note 6)		14,474,181
Property and equipment, net (Note 5)		-
Total assets	$	20,583,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	1,505,514
Payable to broker dealers		787,407
Income taxes payable		1,968,757
Total liabilities		4,261,678
Commitments and Contingencies (Note 4)		
Stockholder's equity		
Common stock, no par value- 2,500 shares authorized; 1,000 shares issued and outstanding		
Additional paid in capital		15,900,000
Retained earnings		422,056
Total stockholder's equity		16,322,056
Total liabilities and stockholder's equity	$	20,583,734

The accompanying notes are an integral part of the financial statement.

NOTE 1 - ORGANIZATION

Organization and Business

NNN Capital Corp. was incorporated on March 10, 1986 in the state of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). During January 2008, NNN Capital Corp. has changed its name to Grubb & Ellis Securities, Inc (f.k.a. NNN Capital Corp.) (the "Company"). The Company's activity consists primarily of acting as the managing broker-dealer for sales of real estate securities sponsored by Triple Net Properties, LLC ("Triple Net"), or its affiliates, which are affiliated with the Company through common ownership and management.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its primary checking account and a money market account at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2007, the Company's uninsured cash balances totaled $5,075,709. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Recognition of Revenue

Commissions and marketing and due diligence fees are recognized as income during the period when the related services are rendered. Revenue and expenses related to affiliated securities transactions are recorded on a trade-date basis.

Financial Instruments

The carrying amount of commission and due diligence receivable from affiliated entities, other receivables, accounts payable and accrued liabilities payable to broker dealers, and due to related party approximates fair value because of the short maturity of these financial instruments.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance U.S. GAAP and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Common Control

Because the Company and certain related parties are under common ownership or management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Allowance for Uncollectible Receivables

The Company believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying financial statements do not include an allowance for uncollectible accounts.

NOTE 3 – TRANSACTIONS WITH RELATED PARTY

Commission, Marketing and Due Diligence Fee Revenues

Commissions, due diligence and marketing fee revenues were generated from sales of securities sponsored by Triple Net and NNN Realty Advisors, Inc. Receivables related to commission and due diligence fees due from affiliated parties totaled $445,492 as of December 31, 2007.

Administrative Expenses

Payroll, postage, supplies and other administrative expenses are charged to the Company by Triple Net. As of December 31, 2007, amounts payable to Triple Net totaled $849.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company shares its office space with Triple Net through a month-to-month agreement. This agreement (the "Agreement") stipulates the Company will pay Triple Net $6,000 per month for office space and $5,000 per month for overhead expenses specified in the Agreement.

NOTE 5 - PROPERTY AND EQUIPMENT

As of December 31, 2007, the Company did not have any property or equipment. During 2007, title to the Company's property and equipment were transferred to NNN Realty Advisors, Inc. in the form of a dividend.

NOTE 6 - GOODWILL

The goodwill recorded on the balance sheet is the result of push down accounting in conjunction with the acquisition of NNN Capital Corp. by NNN Reality Advisors, Inc. during 2006.

Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2007.

NOTE 7 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes.

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred tax asset:	
California income tax	$ 115,061
Total deferred tax asset	$ 115,061

No valuation allowance has been provided on deferred tax assets at December 31, 2007 as the Company believes it is more likely than not that all such deferred tax assets will be realized. The Company reached this conclusion after considering taxable income in prior years and the likelihood of future taxable income exclusive of reversing temporary differences. Differences between forecasted and actual future operating results could aversely impact the Company's ability to realize deferred tax assets. The Company intends to evaluate the realizability of deferred tax assets annually by assessing the need for a valuation allowance.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $1,359,398, which was $1,075,286 in excess of its required net capital of $284,112. The Company's ratio of aggregate indebtedness to net capital was 3.13 to 1 at December 31, 2007.

NOTE 9 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the company is not required to prepare a determination of reserve requirements for brokers or dealers.

SUPPLEMENTARY INFORMATION

GRUBB & ELLIS SECURITIES, INC. (F.K.A. NNN CAPITAL CORP.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Total stockholder's equity	$ 16,322,056
Net worth	16,322,056
Deductions:	
Nonallowable assets:	
Prepaid expenses	370,154
Other receivable	3,137
Goodwill	14,474,181
Commission and due diligence receivable from affiliated entities	125
Deferred tax assets	115,061
Total deductions	14,962,658
Net capital	$ 1,359,398

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (The greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 284,112
Net capital in excess of amount required	$ 1,075,286
Total aggregate indebtedness	$ 4,261,678
Ratio of aggregate indebtedness to net capital	3.13 to 1

GRUBB & ELLIS SECURITIES, INC. (F.K.A. NNN CAPITAL CORP.)
RECONCILIATION OF THE COMPUTATION OF
AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT
OF THE COMPANY UNDER PART II OF FORM X-17A-5

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 4,261,678
	-
Aggregate indebtedness, as adjusted	$ 4,261,678
NET CAPITAL	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 1,359,398
	-
Net capital, as adjusted	$ 1,359,398

GRUBB & ELLIS SECURITIES, INC. (F.K.A. NNN CAPITAL CORP.)
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5, under the (k)(2)(i) exemptive provision.

GRUBB & ELLIS SECURITIES, INC. (F.K.A. NNN CAPITAL CORP.)
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

State the market valuation and number of items:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
	Number of items	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE
	Number of items	NONE

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.)
Santa Ana, California

In planning and performing our audit of the statement of financial condition and supplemental schedules of Grubb & Ellis Securities, Inc. (f.k.a. NNN Capital Corp.) as of December 31, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

The PKF International Association is an association of legally independent firms.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 19, 2008

PKF
Certified Public Accountants
A Professional Corporation

END